Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 6, DATED JANUARY 4, 2016

TO THE PROSPECTUS, DATED AUGUST 19, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 19, 2015 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 8, 2015, Supplement No. 2, dated September 29, 2015, Supplement No. 3, dated September 30, 2015, Supplement No. 4, dated November 13, 2015, and Supplement No. 5, dated December 9, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A.	Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following supersedes and replaces the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Joint Venture” beginning on page 104 of the Prospectus:

Joint Venture

Build-To-Core Industrial Partnership I LP

On December 28, 2015, bcIMC (USA) Realty Div 2A LLC, which we refer to as the “BCIMC USA Limited Partner,” and IPT BTC I LP LLC, which we refer to as the “IPT Limited Partner,” entered into that certain Interest Purchase Agreement, which we refer to as the “Interest Purchase Agreement,” pursuant to which the IPT Limited Partner will sell and assign to the BCIMC USA Limited Partner a portion of the IPT Limited Partner’s interest in the Build-To-Core Industrial Partnership I LP, which we refer to as the “BTC Partnership,” equal to a 31.0% interest in the BTC Partnership, which we refer to as the “Acquired Interest,” for a purchase price equal to $49.4 million, which purchase price is subject to an upward or downward adjustment in the event that, between the date of the Interest Purchase Agreement and the closing of the sale of the Acquired Interest, (i) the IPT Limited Partner makes a capital contribution in respect of the Acquired Interest or (ii) the BTC Partnership makes a distribution to the IPT Limited Partner in respect of the Acquired Interest. Currently, the IPT Limited Partner owns a 50.9% interest in the BTC Partnership and, after the closing of the sale, the IPT Limited Partner will own a 19.9% interest in the BTC Partnership. The closing of the sale pursuant to the Interest Purchase Agreement is subject to certain closing conditions, including that the Amended and Restated Agreement of Limited Partnership of the BTC Partnership by and among the IPT Limited Partner, the IPT BTC I GP LLC, which we refer to as the “General Partner,” bcIMC International Real Estate (2004) Investment Corporation, which we refer to as the “BCIMC Pension Partner,” and bcIMC (WCBAF) Realpool Global Investment Corporation, which we refer to as the “BCIMC Accident Fund Partner” and, together with the BCIMC Pension Partner, the “BCIMC Canadian Limited Partner” and, collectively with the BCIMC USA Limited Partner, the “BCIMC Limited Partner,” will be amended and restated in the form of a Second Amended and Restated Agreement of Limited Partnership of the BTC Partnership, which we refer to as the “BTC Partnership Agreement,” in order to, among other things, reflect the admission of the BCIMC USA Limited Partner to the BTC Partnership. Further, the closing of the sale is subject to the execution by an affiliate of the IPT Limited Partner, which we refer to as the “Administrative Manager,” of an agreement to provide certain management and administrative services to the BCIMC USA Limited Partner in connection with the BCIMC USA Limited Partner’s investment in the Acquired Interest, which will provide that the BCIMC USA Limited Partner will reimburse the Administrative Manager for its costs incurred in connection with providing the services, but will not provide for the payment of any fees to the Administrative Manager.

The General Partner and the IPT Limited Partner, which together we refer to as, the “IPT Partners” and, collectively with the BCIMC Limited Partner and the Sell-Down Transferee (as defined below) (as applicable), we refer to as the “Partners,” are both wholly-owned subsidiaries of us. The BTC Partnership Agreement, which as amended and restated will take effect on the date of the closing of the sale pursuant to the Interest Purchase Agreement, which we refer to as the “Effective Date,” is expected to include the following key provisions:

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As of the Effective Date, the IPT Partners will own a 20.0% interest in the BTC Partnership and the BCIMC Limited Partner will own the remaining 80.0% interest. The IPT Limited Partner has the right to transfer a portion of its interest in the BTC Partnership in connection with the IPT Sell-Down (as defined below). The BTC Partnership has a ten year term ending on February 12, 2025 or such other date as may be established by the Executive Committee (defined below), which we refer to as the “Term,” and has an investment period, which we refer to as the “Investment Period,” ending on the earliest to occur of: (i) February 12, 2020 and (ii) twelve months after the expiration of the four year period commencing on February 12, 2015, in which the General Partner is obligated to present investment opportunities to the BTC Partnership, which we refer to as the “Identification Period.” The Identification Period may be shortened upon the rejection by the

BCIMC USA Limited Partner’s representative on the Executive Committee of the BTC Partnership, which we refer to as the “BCIMC Representative,” of a certain number of presented investment opportunities. The “Executive Committee” is comprised of the BCIMC Representative, one representative appointed by the General Partner and one representative appointed by the IPT Limited Partner.

•	Investments made by the BTC Partnership will be held indirectly through wholly-owned subsidiaries of the BTC Partnership, which we refer to individually as a “Partnership Subsidiary.” Each Partnership Subsidiary is expected to elect to be treated as a real estate investment trust for U.S. federal income tax purposes.

•	The General Partner will manage the day-to-day operations of the BTC Partnership, subject to the rights of the Executive Committee to approve certain major decisions, including, but not limited to: the acquisition and sale of investments; the creation or assumption of debt financing; entering into or terminating certain material agreements; settling material litigation; materially changing the tax or legal structure of the BTC Partnership; entering into certain affiliate transactions; waiver of certain material rights; winding up, dissolution or liquidation of the BTC Partnership; and any merger or consolidation of the BTC Partnership.

•	The General Partner is required to have the properties in the BTC Partnership portfolio appraised by an independent appraiser within the calendar year following acquisition with respect to core investments and within the calendar year following the date of stabilization (as defined in the BTC Partnership Agreement) with respect to development and value-add investments. Thereafter, the General Partner is required to have such investments appraised by an independent appraiser annually.

•	The BTC Partnership Agreement contains procedures for making distributions to the Partners, including incentive distributions to the General Partner, which are subject to certain return thresholds being achieved.

•	The Partners will be obligated to make capital contributions in proportion to their respective partnership interests with respect to each approved investment during the Investment Period. In addition, both during and after the Investment Period, the General Partner is permitted to make additional capital calls with respect to certain preservation costs, certain limited operating and capital variances and other items.

•	The failure of a Partner to make a required capital contribution will result in the non-defaulting Partner having the right, but not the obligation, to: (i) require the Partner who made the capital call to revoke or revise the capital call notice and return the capital contributed by the non-defaulting partner pursuant to such capital call; (ii) fund the shortfall which, if funded, will be treated as a preferred equity capital contribution to the BTC Partnership which accrues a preferred return; or (iii) make a capital contribution to the BTC Partnership equal to the shortfall which will result in the dilution of the defaulting Partner’s interest in the BTC Partnership. In addition, the defaulting Partner may forfeit certain rights under the BTC Partnership Agreement, which rights will be reinstated if the funding of the shortfall is treated as a loan and the defaulting Partner repays the loan in full. If the defaulting Partner is an IPT Partner, then during the default period, it will be grounds to remove the General Partner for “cause,” as described below.

•	Subject to certain exceptions, during the remainder of the Identification Period, the General Partner is required to present all development industrial property investment opportunities to the BTC Partnership for consideration. In addition, during the remainder of the Identification Period, the General Partner may be required to present value-add industrial property investment opportunities and one out of every three core industrial property investment opportunities on a rotational basis, to the BTC Partnership for consideration, if the Executive Committee determines that such presentation is required. If the BTC Partnership declines to invest in any such opportunity due to the rejection by the BCIMC Representative of the potential investment, we or our affiliates will be permitted to pursue the opportunity. The General Partner’s obligation to present investment opportunities as described herein will terminate under certain circumstances, including but not limited to the removal of the General Partner or the rejection by the BCIMC Representative of a certain number of presented opportunities, as described above.

•	The General Partner may be removed for “cause,” as defined in the BTC Partnership Agreement, which includes, but is not limited to: (i) the commission by the General Partner of an uncured material breach, a willful bad act, or gross negligence which has a material adverse effect on the BTC Partnership; (ii) an unpermitted change in control of us; or (iii) the bankruptcy of the General Partner. If the BCIMC Limited Partner requests the removal of the General Partner, the removal determination will be made by binding arbitration. If the arbitration results in a determination to remove the General Partner, then the BCIMC Limited Partner will appoint a replacement general partner from a previously approved list of third-party real estate and investment management companies. The commencement of an arbitration proceeding to remove the General Partner will result in the BCIMC Limited Partner having the right to trigger the “buy-sell mechanism” described below with respect to the BTC Partnership’s entire investment portfolio.

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•	Each of the IPT Limited Partner, the BCIMC Limited Partner will not be permitted to transfer their respective interests in the BTC Partnership to a third party until the date on which 85% of the rentable space of the BTC Partnership’s last acquired development investment has been leased to tenants under leases for which the lease commencement date has occurred and such tenants have taken occupancy of their premises and have commenced base rent payments, which we refer to as the “Trigger Date,” at which time each of the IPT Limited Partner, the BCIMC Limited Partner will be permitted to transfer all (but not less than all) of their respective interests, subject to certain limitations and requirements (including, with respect to a transfer of the IPT Limited Partner’s interest in the BTC Partnership to a transferee, the requirement that there be a concurrent transfer by the General Partner of its interest in the BTC Partnership to such transferee, which transfer shall be subject to the limitations set forth in the immediately succeeding sentence). Following the Trigger Date, the General Partner also will be permitted to transfer its interest in the BTC Partnership to a third party institutional transferee meeting certain conditions set forth in the BTC Partnership Agreement, subject to the approval of the BCIMC Limited Partner. Each Partner may transfer its respective interest to an affiliate of such Partner at any time, subject to certain limitations. With respect to a transfer to a third party, any non-transferring Partner will have a right of first offer with respect to the transferring Partner’s interest, as well as customary tag-along rights.

•	The IPT Limited Partner may further transfer a portion of its interest in the BTC Partnership, which we refer to as the “IPT Sell-Down,” to a third party approved in writing by the BCIMC Limited Partner, which we refer to as the “Sell-Down Transferee,” provided that the IPT Limited Partner maintains at least a 10% interest in the BTC Partnership following the IPT Sell-Down.

•	At any time after the Trigger Date, the IPT Limited Partner, the BCIMC Limited Partner will have the right to trigger a buy-sell mechanism. For purposes of the buy-sell mechanism, the IPT Partners will be deemed a single party. Upon delivery of a buy-sell notice, the buy-sell mechanism shall commence by any party offering to purchase the entire interest of the other party and the offeree must either sell its interest at the offered price or elect to buy the interest of the offering partner at the offered price. The IPT Partners will have a one-time right to delay any liquidation of the portfolio and the buy-sell process for up to 90 days (which in certain events may be extended to not more than six months in aggregate) if we are pursuing a transaction by which our common shares would become listed on a national securities exchange.

•	Not more than 12 months prior to the expiration of the Term, each of the IPT Limited Partner and the BCIMC Limited Partner will have the right to cause a forced sale of the investment portfolio and other assets of the BTC Partnership for a proposed portfolio price, subject to a right of first offer in favor of the non-initiating Partners to acquire the entire interest of the initiating Partner for a price determined in accordance with the terms of the BTC Partnership Agreement, which we refer to as the “ROFO Price.” In the event the non-initiating Partners decline to purchase the interest of the initiating Partner for the ROFO Price, the initiating Partner will have the right to market the portfolio to a third party at a price not less than 98% of the initiating Partner’s original proposed portfolio price. The initiating Partner may thereafter elect to present a forced sale of the portfolio for a price less than 98% of the initiating Partner’s original proposed portfolio price, subject to a right of first refusal in favor of the non-initiating Partners.

•	In the event of (i) a dispute as to “cause” (as described above) or (ii) a deadlock event prior to the Trigger Date, each of the IPT Limited Partner, the BCIMC Limited Partner may deliver a written arbitration notice to the other Partners and initiate a final and binding arbitration procedure as described in the BTC Partnership Agreement.

•	As compensation for the General Partner providing acquisition and asset management services and, to the extent applicable, development management and development oversight services or acting as the sole guarantor of indebtedness of the BTC Partnership, the BTC Partnership will pay the General Partner, or its designee, certain fees in accordance with the terms of the BTC Partnership Agreement. See “The Advisor and the Advisory Agreement — The Advisory Agreement” for more information.

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